UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 10, 2022, GH Research PLC (the “Company”) made available to its shareholders a convening notice to the Company’s annual general meeting. The annual general meeting is expected to take place on September 22, 2022 at 2:00 p.m. (Irish Standard Time) at 3 Dublin Landings, North Wall Quay, Dublin 1, Ireland.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Directors’ Report and 2021 Irish Statutory Financial Statements
99.3	Annual General Meeting Notice Regarding Agenda
99.4	Annual General Meeting Notice Regarding the Availability of Proxy Materials
99.5	Annual General Meeting Proxy Card (Record Holders)
99.6	Annual General Meeting Proxy Card (Brokers)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: August 11, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance